SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No....) ...............................................hhgregg, Inc..............................................
(Name of Issuer)
...............................................Common Stock..............................................
(Title of Class of Securities)
.............................................42833L108...............................................
(CUSIP Number)
....................................... .......December 31, 2007................................................
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42833L108
(1) Names of reporting persons. FS Capital Partners V, L.L.C.
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization - Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power - 12,475,981
(6) Shared voting power
(7) Sole dispositive power - 12,475,981
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person - 12,475,981
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9 - approximately 38.7%
(12) Type of reporting person (see instructions) - C

CUSIP No. 42833L108
(1) Names of reporting persons. FS Equity Partners V, L.P.
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization - Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power - 12,311,298
(6) Shared voting power
(7) Sole dispositive power - 12,311,298
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person - 12,311,298
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9 - approximately 38.2%
(12) Type of reporting person (see instructions) - PN

CUSIP No. 42833L108
(1) Names of reporting persons. FS Affiliates V, L.P.
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization - Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power - 164,683
(6) Shared voting power
(7) Sole dispositive power - 164,683
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person - 164,683
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9 - approximately 0.5%
(12) Type of reporting person (see instructions) - PN

Item 1. Security and Issuer.

     (a)     The name of the issuer is hhgregg, Inc., a Delaware corporation (“hhgregg” or the “Company”).

     (b)     The principal executive offices of hhgregg are located at 4151 East 96th Street, Indianapolis, Indiana 46240.

Item 2. Identity and Background.

     (a)     The names of the filing persons in this statement are: FS Capital Partners V, L.L.C. (“FS Capital Partners”), FS Equity Partners V, L.P. (“FSEP V”) and FS Affiliates V, L.P. (“FS Affiliates” and together with FS Capital Partners and FSEP V, the “Filing Persons”).

     (b)     The business address of the Filing Persons is c/o Freeman Spogli & Co., 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

     (c)     FS Capital Partners is a Delaware limited liability company and FSEP V and FS Affiliates are Delaware limited partnerships.

     (d)     The class of equity securities to which this statement on Schedule 13G (this “Statement”) relates is the common stock, par value $0.0001 per share, of hhgregg (the “Common Stock”).

     (e)     The CUSIP number of the Common Stock is 42833L108.

Item 3.

     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     a.     [ ] Broker or dealer registered under Section 15 of the Act.

     b.     [ ] Bank as defined in Section 3(a)(6) of the Act.

     c.     [ ] Insurance company as defined in Section 3(a)(19) of the Act.

     d.     [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

     e.     [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     f.     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     g.     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     h.     [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     i.     [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     j.     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

FSEP V is the holder of record of 12,311,298 shares of Common Stock. The shares of Common Stock held by FSEP V represent approximately 38.2% of hhgregg’s outstanding Common Stock. FS Affiliates is the holder of record of 164,683 shares of Common Stock, which represents approximately 0.5% of hhgregg’s outstanding Common Stock.

Percentage ownership is based on 32,241,600 outstanding shares of Common Stock of hhgregg as of November 14, 2007, as reported in hhgregg’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

By virtue of being the general partner of FSEP V, FS Capital Partners has sole voting and dispositive power of the shares of Common Stock held by FSEP V and FS Affiliates. By virtue of being the managing members of FS Capital Partners, Mark J. Doran, Bradford M. Freeman, Todd W. Halloran, Jon D. Ralph, John M. Roth, J. Frederick Simmons and William M. Wardlaw may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock held by FSEP V and FS Affiliates. Messrs. Doran, Freeman, Halloran, Ralph, Roth, Simmons and Wardlaw have disclaimed beneficial ownership of the shares of Common Stock held by FSEP V and FS Affiliates except to the extent of their pecuniary interest in the shares.

Each Filing Person disclaims beneficial ownership of the shares of Common Stock owned by any other Filing Person except to the extent of its pecuniary interest therein.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More then 5 Percent on behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

FS CAPITAL PARTNERS V, LLC

By: /s/ John M. Roth_______
Name: John M. Roth
Title: Managing Member

FS EQUITY PARTNERS V, L.P.

By: FS CAPITAL PARTNERS V, LLC
Its General Partner

By: /s/ John M. Roth________
Name: John M. Roth
Title: Managing Member

FS AFFILIATES V, L.P.

By: FS CAPITAL PARTNERS V, LLC
Its General Partner

By: /s/ John M. Roth________
Name: John M. Roth
Title: Managing Member

EXHIBIT I

JOINT REPORTING AGREEMENT

     In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1), each of the parties hereto represents to and agrees with the other parties as follows:
     1. Such party is eligible to file a statement or statements on Schedule 13G pertaining to the common Stock, $0.0001 par value per share, of hhgregg, Inc. to which this Joint Reporting Agreement is an exhibit for filing of the information contained herein.
     2. Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.
     3. Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of each such party. Each party hereby constitutes and appoints John M. Roth as its true and lawful attorney-in-fact to (a) execute on behalf of the undersigned all forms and other documents to be filed with the Securities and Exchange Commission (the “SEC”), any stock exchange and any similar authority amending or otherwise with respect to the Schedule 13G to which this Joint Reporting Agreement is an exhibit and (b) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to timely file such forms and documents with the SEC, any stock exchange and any other similar authority.
     This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.
Dated: February 13, 2008

FS CAPITAL PARTNERS V, LLC

By: /s/ John M. Roth________
Name: John M. Roth
Title: Managing Member

FS EQUITY PARTNERS V, L.P.

By: FS CAPITAL PARTNERS V, LLC
Its General Partner

By: /s/ John M. Roth________
Name: John M. Roth
Title: Managing Member

FS AFFILIATES V, L.P.

By: FS CAPITAL PARTNERS V, LLC
Its General Partner

By: /s/ John M. Roth________
Name: John M. Roth
Title: Managing Member